UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 27, 2021, Aeropuertos Argentina 2000 S.A. (“AA2000”), a subsidiary of Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), issued a press release announcing the expiration and final results for its previously announced exchange offer for newly issued 8.500% Class I Series 2021 Additional Senior Secured Notes due 2031. A copy of such press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Patricio Iñaki Esnaola

Head of Investor Relations

Email: patricio.esnaola@caairports.com

Phone: +54 11 4852 6716

Exhibits

Exhibit No.	Description

99.1	Press release dated October 27, 2021 - AEROPUERTOS ARGENTINA 2000 S.A. ANNOUNCES EXPIRATION AND FINAL RESULTS OF EXCHANGE OFFER.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal

By:	/s/ Jorge Arruda
Name: Jorge Arruda
Title: Chief Financial Officer

Date: October 27, 2021